1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 13, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2017 Second Quarter Earnings Conference July 13, 2017

Agenda Welcome Elizabeth Sun 2Q17 Financial Results and 3Q17 Outlook Lora Ho Key Messages Mark Liu C.C. Wei Q&A

Safe Harbor Notice
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 2Q17 2Q17 2Q17 2Q17 1Q17 2Q16 over over Guidance (In NT$billions) 1Q17 2Q16 Net Revenue 213.86 213-216 233.91 221.81 -8.6% -3.6% Gross Margin 50.8% 50.5% - 52.5% 51.9% 51.5% -1.1 ppts -0.7 ppt Operating Expenses (25.37) (26.16) (23.01) -3.0% +10.2% Operating Margin 38.9% 39.0% - 41.0% 40.8% 41.2% -1.9 ppts -2.3 ppts Non-Operating Items 2.86 2.47 2.09 +15.9% +37.3% Net Income to Shareholders of the Parent Company 66.27 87.63 72.51 -24.4% -8.6% Net Profit Margin 31.0% 37.5% 32.7% -6.5 ppts -1.7 ppts EPS (NT Dollar) 2.56 3.38 2.80 -24.4% -8.6% ROE 19.0% 24.6% 23.4% -5.6 ppts -4.4 ppts Shipment (Kpcs, 12"-equiv. Wafer) 2,533 2,473 2,297 +2.4% +10.3% Average Exchange Rate--USD/NTD 30.29 30.50 31.16 32.41 -2.8% -6.6% * Diluted weighted average outstanding shares were 25,930mn units in 2Q17. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company.

2Q17 Revenue by Application Consumer 9% Industrial/Standard 25% Computer 8% Communication 58% Communication 200 200 Revenue(NT$B) QoQ – 10% 1Q17 2Q17 Computer Revenue(NT$B) QoQ – 14% 1Q17 2Q17 Industrial/Standard Revenue(NT$B) QoQ – 7% 1Q17 2Q17 Consumer Revenue(NT$B) QoQ +9% 1Q17 2Q17

2Q17 Revenue by Technology

TSMC Property


0.15/0.18um
11%
0.25um and above
4%
0.11/0.13um
3%
10nm
1%
90nm
5%
65nm
10%
16/20nm
26%
40/45nm
13%
28nm
27%


28nm and below revenue
150
100
50
0
Revenue (NT$B)
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17
28nm
16/20nm
10nm

Open Innovation Platform®

© 2017 TSMC, Ltd

Balance Sheets & Key Indices Selected Items from Balance Sheets 2Q17 1Q17 2Q16 (In$NT billions) Amount % Amount % Amount % Cash & Marketable Securities 658.95 33.2% 659.32 34.1% 667.86 37.0% Accounts Receivable 110.33 5.5% 109.03 5.6% 111.72 6.2% Inventories 61.01 3.1% 50.39 2.6% 60.71 3.3% Long-term Investments 43.82 2.2% 44.52 2.3% 53.40 3.0% Net PP&E 1,077.63 54.2% 1,037.36 53.6% 875.87 48.5% Total Assets 1,986.43 100.0% 1,934.66 100.0% 1,804.49 100.0% Current Liabilities 523.51 26.3% 321.58 16.6% 398.74 22.1% Long-term Interest-bearing Debts 99.32 5.0% 134.22 6.9% 181.30 10.0% Total Liabilities 644.07 32.4% 478.35 24.7% 607.16 33.6% Total Shareholders’ Equity 1,342.36 67.6% 1,456.31 75.3% 1,197.33 66.4% Key Indices A/R Turnover Days 47 47 43 Inventory Turnover Days 52 44 54 Current Ratio (x) 1.6 2.6 2.1 Asset Productivity (x) 0.8 0.9 1.0 * Total outstanding shares were 25,930mn units at 6/30/17. ** Asset productivity = Annualized net revenue / Average net PP&E

Cash Flows (In NT$ billions) 2Q17 1Q17 2Q16 Beginning Balance 564.73 541.25 617.98 Cash from operating activities 103.40 161.01 106.68 Capital expenditures (105.19) (102.51) (73.59) Short-term loans (0.04) (0.25) 3.96 Investments and others 7.57 (34.77) (32.67) Ending Balance 570.47 564.73 622.36 Free Cash Flow(1) (1.79) 58.50 33.09 (1) Free cash flow = Cash from operating activities – Capital expenditures

3Q17 Guidance Based on our current business outlook, management expects: Revenue to be between US$ 8.12 billion and US$ 8.22 billion And, based on the exchange rate assumption of 1 US dollar to 30.3 NT dollars, management expects: Gross profit margin to be between 48.5% and 50.5% Operating profit margin to be between 37% and 39%

Recap of Recent Major Events TSMC Board of Directors Sets June 26 as Ex-dividend Date and July 2 as Record Date for Common Share Dividends ( 2017/06/08 ) TSMC Shareholders Approve NT$7 Cash Dividend and Elect Dr. Mark Liu and Dr. C.C. Wei as Board of Directors ( 2017/06/08 ) TSMC Promotes Dave Keller to President, TSMC North America ( 2017/06/07 ) TSMC Board of Directors Approved the Establishment of TSMC Charity Foundation with Donation of NT$30,000,000 as Its Initial Capital ( 2017/05/09 ) Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

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